May 7, 2026

Via EDGAR Correspondence Filing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canary AXL ETF

Ladies and Gentlemen:

On behalf of Canary AXL ETF (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Trust’s registration statement on Form S-1, together with all exhibits thereto (File No. 333-285581), which was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2025 (via EDGAR Accession No. 0001839882-25-013999) (the “Registration Statement”). The Trust is seeking to withdraw the Registration Statement after it no longer intends to seek effectiveness of the Trust and no securities of the Trust were sold, or will be sold, pursuant to the above-mentioned Registration Statement.

The Trust understands that, pursuant to Rule 477(b) of the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within fifteen (15) calendar days after the filing, the Commission notifies the Trust that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, do not hesitate to contact Morrison C. Warren of Chapman and Cutler LLP at (312) 845-3484.

Very truly yours,

By:	/s/ Steven McClurg
Steven McClurg
Chief Executive Officer